Exhibit 99.2

AVRICORE HEALTH AMENDS SHARES FOR DEBT NEWS RELEASE

VANCOUVER, BRITISH COLUMBIA – July 6, 2020) – AVRICORE HEALTH INC. (TSXV: AVCR) (the "Company" or “AVCR”) wishes to amend its news release dated July 2,2020 in which it announced a shares for debt transaction.

Aggregate shares has been amended from 5,077,965 to 5,477,965 shares.

Contact:

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.